UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(RULE 14A-101)

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934

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FORGENT NETWORKS, INC.

 (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

RED OAK PARTNERS, LLC.

THE RED OAK FUND, LP

PINNACLE FUND, LLP

BEAR MARKET OPPORTUNITY FUND, L.P.

PINNACLE PARTNERS, LLC

DAVID SANDBERG

(NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER
THAN THE REGISTRANT)
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Red Oak Partners, LLC 654 Broadway, Suite 5 New York, NY 10012

 Dear Fellow Stockholders of ASUR:

We are sending you this proxy statement and the enclosed BLUE proxy card to ask you to elect a slate of six new directors to the board of Forgent Networks, Inc. d/b/a Asure Software (NASDAQ: ASUR).

ASUR’s annual meeting is scheduled for July 30, 2009 and we ask you to support our slate because it is time for change:

• ASUR needs new direction – ASUR’s current Directors have all been with ASUR since at least 2003.  Since that time period and under their direct leadership, ASUR has reported a net loss in excess of $40 million, (representing more than five times ASUR’s current market value).  ASUR’s stock price has declined more than 90% during that period of time.
• ASUR’s directors own less than 3% of ASUR’s common stock while our slate owns or represents in excess of 20%.  Because of their low stock ownership they have not been as impacted by the drastic drop in ASUR’s share price caused by the significant losses incurred under their leadership.  They have not purchased stock yet they have granted themselves options and then repriced their options twice in the past four years - most recently down to just 38.5 cents/share in 2006, down from $1.42/share just a year earlier.  Our slate owns and represents multiple times the share ownership of ASUR’s current insiders.  We believe better and more responsible spending decisions will be made by a Board more closely aligned with its shareholders through common stock (and not repriced option) ownership.
• ASUR’s unwillingness to provide transparency and full disclosure to its shareholders suggests they do not care about shareholders’ best interests.  Despite continuing to spend excessively, they refuse to disclose questionable amounts spent such as the compensation paid to the Chairman’s son and amounts spent on executives on their visits to the prestigious “Cooper Clinic.”  They also refuse to share recent voting results and recently refused to hold a question and answer session on their most recent earnings call.
• In their most recent attempt to stifle criticism, ASUR filed a lawsuit in Texas falsely claiming that Red Oak and others are seeking to control ASUR and “liquidate all of Forgent’s assets for their own immediate short-term gain.”

With low stock ownership ASUR’s board has spent recklessly and wastefully, has been unable to forecast its business (please read the section below in the entitled “Inability of Management to Forecast” for important detail), and recently attempted - and failed - to take ASUR private and reduce the disclosure requirements they would need to comply with.  We ask that those shareholders who are similarly outraged discard ASUR’s proxy card and instead cast a “vote for change” by returning our proxy card and voting for our slate of Director nominees.  We also ask you to vote AGAINST the appointment of Ernst & Young as ASUR’s independent auditor (another wasteful ASUR spend).

Lastly yet importantly, we encourage shareholders to review the information about our slate of nominees included in this solicitation.  We have a slate of vested shareholders with significant industry success, software expertise, ASUR product expertise (two of our nominees previously served as directors of ASUR’s iEmployee product when it was a growing and profitable business), and financial and public company expertise.  We ask you to compare what you read about our nominees against the results you have experienced under the ASUR’s Board’s leadership over many years - significant ongoing losses and now transparency issues as well.  We ask for your support to replace ASUR’s Board in its entirety.

We respectfully request your support of our nominees by signing and returning the enclosed BLUE proxy card.

Sincerely,

David Sandberg
For Red Oak Partners

This proxy statement is dated July 10, 2009 and is first being mailed to stockholders on or about __________, 2009.

 PRELIMINARY PROXY STATEMENT

This proxy statement is being furnished to holders of the common stock of Forgent Networks, Inc.  (“ASUR” or the “Company”) in connection with the solicitation of proxies by Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund LLP, Pinnacle Partners LLC, Bear Market Opportunity Fund, L.P. and David Sandberg, whom we refer to collectively as “Red Oak” in this proxy statement, to be used at the Annual Meeting of Stockholders (the “Annual Meeting”) of ASUR.

Time and Place of the Annual Meeting

The Annual Meeting is being held on July 30, 2009 at ASUR’s principal executive offices, at 108 Wild Basin Road, Austin, Texas  78746 at 1:00 p.m. local time.

 All stockholders who own shares of ASUR stock as of July 10, 2009, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Voting materials, which include this Proxy Statement and a BLUE proxy card, will be sent to some or all stockholders on or about [____________], 2009.  Stockholders who do not receive this statement and a BLUE proxy but wish to receive them can contact MacKenzie Partners as indicated on the last page of this Proxy Statement.

If your shares are held in the name of a brokerage firm, bank or nominee, only that entity can vote such shares and only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the BLUE proxy card on your behalf.

 YOUR VOTE IS IMPORTANT. If you agree with the reasons for Red Oak’s solicitation set forth in this Proxy Statement and believe that the election of the Red Oak nominees to the Board of Directors can make a difference, please vote for the election of the Red Oak nominees, no matter how many or how few shares you own.

 RED OAK URGES YOU NOT TO SIGN ANY PROXY CARD THAT IS SENT TO YOU BY THE COMPANY, EVEN AS A FORM OF PROTEST.

By executing the BLUE proxy card, you will authorize us to vote FOR the election of the Red Oak nominees. If you have already signed a proxy card sent to you by the Company, you may revoke that proxy at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company, (ii) filing with the Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.

The persons and entities which constitute Red Oak are described below in the section entitled “Certain Information Regarding the Participants.” This proxy statement sometimes refers to Red Oak as “we,” “us,” “our” and variants of those words.

WHY YOU WERE SENT THIS PROXY STATEMENT

You are receiving a Proxy Statement and proxy card from us because you owned shares of ASUR common stock on July 10, 2009, the record date.  This Proxy Statement describes important issues on which we would like you, as a stockholder, to vote. It also gives you information on these issues so you can make an informed decision.

When you sign the proxy card, you appoint [_________ and ______________] as your representatives at the meeting.  They will vote your shares, as you have instructed them on the proxy card, at the Annual Meeting.  If you sign and return a BLUE proxy card without giving specific voting instructions, your shares will be voted FOR the Red Oak nominees and AGAINST the selection of Ernst & Young.  If you plan to attend the Annual Meeting we recommend that you complete, sign, and return your proxy card in advance of the meeting just in case your plans change. This way, your shares will be voted whether or not you attend the Annual Meeting.

REASONS FOR THE SOLICITATION

We expect that the Red Oak nominees, if elected, would provide a new voice and fresh perspective to the Board of Directors. We believe that the Board of Directors should represent stockholders' perspective on ASUR’s pursuit of strategic alternatives and management direction, and generally bring focus to the maximization of value for the benefit of stockholders. However, there can be no assurances that the Red Oak nominees will succeed in creating shareholder value.

The proposed slate of Red Oak nominees will, if elected, constitute a majority of the Board of Directors. Red Oak believes that the Red Oak nominees, if elected to the Board of Directors, will bring to the Board of Directors the perspective of stockholders.  This slate would represent a board answerable to shareholders and not controlled by any party.   Only two of the Red Oak nominees are affiliated with Red Oak and the remaining nominees are independent of both Red Oak and management.

If elected, the Red Oak nominees do not anticipate that they will have any conflicts of interest with respect to the Company, and recognize that they will owe fiduciary obligations to all stockholders. None of the Red Oak nominees has any contract, arrangement or understanding with the Company, or any other direct financial interest concerning the Company, other than through the beneficial ownership of stock of the Company by the Red Oak nominees disclosed in this Proxy Statement and the filings with the Securities and Exchange Commission by Red Oak.  All the Red Oak nominees satisfy the independence requirements of Item 407 of Regulation S-K and all but Mr. Vogel meet the Item 407 criteria for serving as an audit committee financial expert either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements.

PROPOSALS

We are soliciting your proxy to vote for the following proposals (the “Proposals”), which we intend to submit for approval at the Annual Meeting:

Proposal 1:  Election of Directors

At ASUR’s 2009 Annual Meeting six directors will be elected for terms expiring at the 2010 annual meeting of stockholders or until their respective successors are duly elected or appointed and qualified.  Red Oak is seeking your support at the Annual Meeting to elect its nominees in opposition to management’s director nominees.  Shares represented by proxies returned duly executed to Red Oak will be voted, unless otherwise specified, FOR the election of the six nominees named below.

RED OAK’S NOMINEES FOR DIRECTOR

CORNELIUS (NEIL) FERRIS, 63, is an active advisor and executive consultant to technology companies and venture capital investors and has been engaged in such as his principal activity for the last 5 years. Prior to his current assignments, he was CEO of Giganet, a storage networking company which he sold to Emulex for $650 million. His previous CEO roles included Open Data which was sold to a private company and Fluent, a multimedia software company, which was sold to Novell. Mr. Ferrris was part of the founding team and vice president of Apollo Computer, which enjoyed a successful IPO and was sold to HP. For almost ten years, Mr. Ferris held senior management positions with Data General where he joined shortly after formation. He is also a board member of Enfora, Intersense, and BTI Systems corporations. Mr. Ferris holds MBA and BS degrees from Northeastern University.

BOB GRAHAM, 60, has been a Partner at Ridge Partners LLC, a consulting and investment firm, since 2002. He is also the Senior Technology Advisor to Cascadia Capital, a mid market M&A firm. In addition, Mr. Graham is the Manager of Global Accelerator LLC, a Fund that originally invested in iEmployee and still holds shares in ASUR. Previously, Mr. Graham started as an IT professional and progressed to key executive roles including Group Manager at Digital Equipment Corporation, and served as Executive Vice President and Division President at Sun Microsystems. He was a Co-Founder and Chief Operating Officer at Manufacturer's Services Limited, the Chairman & CEO of Ridge Technologies, and President at Adaptec. Mr. Graham was also instrumental in the founding and exit of a number of technology companies including Crag Systems and iEmployee where he served on the Board of Directors prior to its acquisition by ASUR. He presently serves on the boards of Global Accelerator Management and 54th Street Systems.

PAT GOEPEL, 47, has over 20 years of progressive leadership positions in the HR outsourcing industry. A frequent speaker and industry expert, Pat currently serves as the COO of Patersons Global Payroll and HR. Previously, he was the President and CEO of Fidelity Investment's HR Services Division from 2006-2008 and served as the Executive Vice President of Business Development and US Operations at Ceridian until 2005. A former board member of iEmployee, he currently serves on the boards of Patersons and Allover Media.

ADRIAN PERTIERRA, 37, is a Senior Analyst at Red Oak Partners, LLC, a NY-based hedge fund. Prior to joining Red Oak in 2007, Mr. Pertierra served as Vice President of Global Markets at Deutsche Bank Alternative Trading. From 2006-2007 Mr. Pertierra worked at Tradition Asiel Securities, Inc.  Previously, Mr. Pertierra served as the Vice President of Institutional Equity Sales and Trading at BGC Partners, LP, from 2002-2006. Mr. Pertierra received a BA in Economics from the College of Holy Cross.

DAVID SANDBERG, 36, is a managing member, founder, and portfolio manager of Red Oak Partners, LLC, a NY-based hedge fund, since its March 2003 inception. Previously, Mr. Sandberg co-managed JH Whitney & Co's Green River Fund from 1998-2002. Mr. Sandberg received a BA in Economics and a BS in Industrial Management from Carnegie Mellon University. He presently serves on the Board of SMTC Corp. and was elected a director of EDCI Holdings, Inc. on June 1, 2009.

JEFFREY VOGEL, 41, has 20 years experience in operating, financing, and advising companies - primarily high-tech software companies. Since 2008 Jeff has been a Partner with Liberty Capital Partners. Previously (in 2001), Jeff co-founded Velocity Equity Partners, a $50 million early stage technology fund, where he remained until 2007. Prior to co-founding Velocity, Jeff was Chief Technology Officer and Vice President of Research and Development for eBusiness Technologies, a leader in XML Content Management Systems, where he led a team of 100 software professionals. In 1989, Jeff co-founded Electronic Book Technologies (EBT), a pioneer in SGML and XML information systems. At EBT Jeff led R&D until 1996 when he helped sell the company to Inso, a publicly traded company. From 1996 to 1998, Jeff was Vice President of Engineering at Inso's Electronic Publishing Solutions business unit and was also very active in the company's corporate development activities where he helped acquire and integrate a half dozen acquisitions. Jeff graduated from Brown University in 1990 with degrees in Economics and Computer Science. Jeff serves on the Boards of Rent Marketer, BEZ, and Dynadec.

The number of shares of the Company’s common stock beneficially owned by and the percentage beneficial ownership of each of Red Oak’s nominees as of the date of this proxy statement are set forth on Exhibit A to this Proxy Statement.  Red Oak beneficially owns an aggregate of 3,172,476 shares of ASUR’s total outstanding common stock. Red Oak believes it is ASUR’s largest stockholder. Red Oak owns approximately 10.1% of ASUR’s total outstanding common stock and 10.3% of the common stock held by the public (namely, the common stock held by stockholders other than the board and management) based on the Company’s statement that as of April 16, 2009 there were 31,114,298 shares outstanding.

If elected, the Red Oak nominees would be responsible for managing the business and affairs of the Company. The Red Oak nominees understand that, as directors of the Company, each of them has an obligation under Delaware law to scrupulously observe his duty of care and duty of loyalty to the Company and all of its stockholders, not just those nominating him.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF THE RED OAK NOMINEES.

Proposal 2:  Ratification of Selection of Independent Registered Public Accounting Firm

According to the Company’s proxy statement, at the Annual Meeting a vote will be held to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ended July 31, 2009.  The affirmative vote of a majority of the outstanding shares of Common Stock present at the Annual Meeting in person or by proxy is necessary to ratify Ernst & Young LLP’s appointment.  Please refer to the Company’s proxy statement for a detailed discussion of this proposal.  Red Oak objects to the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm as it believes that Ernst & Young is not an affordable provider for the Company.  Red Oak believes ASUR may obtain the services of skilled accountants at a non “tier one” firm for substantially less than the $420,000 ASUR paid Ernst & Young in fiscal year 2008.  If you sign and return a BLUE proxy card but do not indicate how your shares should be voted, your shares will be voted AGAINST the ratification of Ernst & Young as auditors.

WE ARE SEEKING TO ELECT NEW DIRECTORS BECAUSE:

Red Oak does not believe that the current board of directors of ASUR has adequately served in the best interests of ASUR and its unaffiliated stockholders and believes change is needed.

•	ASUR has lost over $40 million since 2003 while the current Board has been in place (except for Ms. Harris who was named last month).

•
Since Mr. Snyder became CEO in 2003 (with the support of all the members of the current Board, except for Ms. Harris) ASUR’s stock has dropped 90%.  Since Mr. Snyder, the current chairman, joined the board in 1997, ASUR’s stock has dropped 97%.

•	The current Board allows what we view as wasteful spending and recently embarked on an expensive campaign to take ASUR private and reduce the information it is required to provide stockholders.

•	The incumbent Board has kept in place a management team that has repeatedly been unable to meet its own forecasts.

•	The incumbent Board and management have ignored shareholder concerns and limited discussion with holders.

•	We believe a new board, strongly aligned with stockholder interests by share ownership, should be elected.

A History of Losses

Under Richard Snyder’s tenure as CEO, ASUR has spent in excess of $70 million on selling, general and administrative (SG&A) costs and research and development (R&D) costs since 2003 while reporting an aggregate net loss in excess of $40 million during that same time period.  This large negative return on investment is across a multi-year time span.  Recent results have been no better, having already come in below late 2008 forecasts.  Despite this negative return and disappointing recent results, the spending has continued unabated with nearly $14 million in SG&A plus R&D spent in the past twelve months, a full $2.5 million above the Company’s entire reported revenues during that same time period.  Management has repeatedly claimed and promised it is building a platform for a $20, $40, and $50 million revenue company.  These claims have been made repeatedly with material failure in almost all instances.  At this point Red Oak believes these claims should be disregarded entirely.  ASUR’s stock price is 90% lower today than when Mr. Snyder was first named CEO in 2001 and 97% lower than when he joined the Board in 1997.

We believe that the incumbent Board has destroyed shareholder value by permitting excessive spending including excessive service provider costs, excessive management and employee compensation and generous benefits and we believe they will continue to destroy shareholder value if they are again elected to ASUR’s Board.

Inability of Management to Forecast

We do not believe that senior management is able to forecast its business with any semblance of accuracy and this has cost shareholders as management and the board have made spending decisions based on their incorrect forecasts.  Mr. Snyder and Mr. Peterson have repeatedly stated that the Company is spending in order to grow and that they believe ASUR can be a $30-40 million revenue company in just a few years.  Management has repeatedly promised impressive results and failed to deliver.  At this point Red Oak believes it unwise to trust shareholder equity to Management and the incumbent Board’s direction.  For fairness and prospective, we include examples across many years’ forecasts as opposed to just a few:
•
In ASUR’s Q4, 2003 earnings conference call, Chief Financial Officer Jay Peterson indicated that ASUR believed it could achieve $40-50 million in annual software revenues in three to four years “based on early optimism from large enterprise customers and assuming just a little help from the economy.”  Although the economy offered significant help from late 2003 through the next three to four years, ASUR’s software revenues are and were well under even $20 million (let alone $40-50 million) , inclusive of the revenue acquired in 2007 by buying iEmployee.

•
In ASUR’s Q1, 2004 conference call, CEO Richard Snyder reaffirmed “our previous guidance of 6 to $7 million in software revenue for this current fiscal year.”  In contrast, ASUR generated just $3million in software revenue in fiscal 2004 despite help from a very strong economy.  Additionally, in the same call Mr. Snyder reaffirmed “between $40 to $50 million in annual software revenues in the next three to four years.”  He also added that “we believe that we can manage expenses to be flat, while also expending approximately $300,000 on Sarbanes Oxley related requirements over the next several quarters.”  Expenses increased from $16 million to $23 million from 2003 to 2004.

•
In ASUR’s Q1, 2006 call, Jay Peterson claimed that “we have line of site [sic] to EBITDA profitability this fiscal year.”  2006 reported EBITDA was negative $3.9 million, again despite a strong year in the economy.  In the same call, Richard Snyder claimed “we'll continue to look at a dividend or perhaps a stock buyback, and after that, we'll continue to look at the ability to invest some of that for the growth of our software business.”  No share repurchases or cash dividend were ever effected after this date yet the Company continued a substantial cash spend, followed by an acquisition which cost ASUR more than its current market capitalization.

•
In ASUR’s Q2, 2006 call, Mr. Snyder stated “with regard to expenses as we mentioned, this is the lowest, we've gotten the expenses down to the lowest point, really, in the Company's history, minus depreciation, and we believe that there is still room to continue to scrutinize those expenses and get them down.”  For reference, expenses never went lower than that quarter.

•
In ASUR’s Q4, 2007 call, Mr. Peterson claimed “our overall spending excluding iEmployee will significantly decrease due to the conclusion of the 746 trial” and that “we believe we will generate $12 million in revenue this year and will generate cash in the second half of this fiscal year.”  Operating expenses declined for only one quarter before increasing materially every quarter thereafter.  The Company generated just $10 million in revenue (nearly 20% below its forecast), and the Company burned $2.7 million in operating cash flow in the second half of the fiscal year as opposed to generating cash.

•
In ASUR’s Q1, 2008 call, Mr. Peterson confirmed “we believe we will generate $12 million in revenue this year.” ASUR generated just $10mm in revenues in 2008.  He also claimed “we have line of site [sic] to EBITDA profitability this fiscal year.” ASUR reported a $5 million EBITDA loss for fiscal 2008.

•
In the same Q1, 2008 call, Mr. Snyder stated “I think your $20 million figure for 2009 is certainly one we have on the books.”  Based on the latest 10-Q, 2009 revenues are running at approximately 50% of this estimate.

•
In ASUR’s Q3, 2008 call, Mr. Peterson claimed ““we plan on generating cash, that is EBITDA profitability in fiscal year 2009.”  The operating loss through the first three quarters of FY 2009 is nearly $5 million.

•
In ASUR’s Q1, 2009 call, Mr. Peterson indicated “we were “anticipating or planning to be EBITDA profitable in our July quarter of this year.”  For reference, ASUR reported a $1.4 million operating loss in its April quarter and claimed they would be EBITDA breakeven by the end of the year, not profitable.  During an April 27 meeting, when Red Oak asked them to explain their $5.5 million run-rate loss if – as they claimed – both software businesses were breakeven to profitable on their own and there were $1 million in excess costs, ASUR’s CFO Jay Peterson could not explain a $3-4 million/year discrepancy, nor could CEO Richard Snyder nor either of ASUR’s directors present at the meeting.  Specifically, they are currently losing $5.5mm/year on a run-rate basis according to the last financial information released.

ASUR’s forecasts have continually been wrong, and cash continues to decline at a rapid rate reflecting the true losses management is generating, including a $1 million cash burn in the most recent April 2009 quarter.  Yet the incumbent board has announced no action to reverse these trends.

Board Not Aligned with Holders

We believe it’s in shareholder’s best interests to be represented by Board members who own significant amounts of stock and thus share more directly in the results of their decisions.  ASUR’s current slate of nominees have all served with the Board or Company since at least 2003, but collectively own less than 3% of ASUR’s common shares outstanding.  Under the incumbent Board’s control, shareholders have suffered a 90% decline in ASUR’s share price while the Company has burned tens of millions of dollars in cash.  ASUR’s insiders have made key decisions which have impacted shareholder’s wallets while having far less impact on their own wallets because of their low stock ownership.  They have paid a director consulting fees, re-priced options, and have refused to provide transparency regarding their wasteful spends (including inquiries about the salary paid to the Chairman’s son, the amounts spent for executives to enjoy the prestigious “Cooper Clinic,” and amounts spent on their failed effort to take ASUR private).

In stark contrast to management’s slate of nominees, our slate directly owns nearly 15% of ASUR’s shares outstanding and three of our nominees (Bob Graham, Pat Goepel, and Jeffrey Vogel) have been directly referred by holders of another 10%+ of ASUR’s common shares outstanding.  We believe our slate also possesses materially greater industry success, public company experience, and knowledge of ASUR’s own products as two of our nominees previously served on the Board of ASUR’s iEmployee division when it was an independent, growing and thriving company (before ASUR acquired it in 2007).  We believe that the larger number of shares our nominees own and represent aligns their interests with shareholders’ more than the current board, an important fact given we believe decisions to spend wastefully are more easily made when one has less “skin in the game.”  We are unable to gauge just how extensive the prior Board’s and management’s spends have been due to their refusal to provide this information but we believe they have spent too much.

A Team We Should Not Trust

ASUR’s incumbent board continues to reward a management team that misses its forecasts.  In fact the board repriced options twice, first in September 2005 to $1.42 share, then in August 2006 to $0.385/share.

Moreover, ASUR recently refused to provide information we believe shareholders have a right to know:

•	how much they spent in the failed go-private proxy contest;
•	how much compensation has been paid to Chairman Richard Snyder’s son, Jeremy;
•	how much has been spent on executives and employees related to visits to the prestigious “Cooper Clinic;”
•
the final vote tallies regarding the go-private vote.  ASUR board member Mazzuchelli has claimed that our reported numbers are inaccurate, even though we received them from the same firm which provides ASUR with their non-objecting beneficial holder vote information (which represents more than 90% of all ASUR shares outstanding).  Despite this claim, they refused to share the vote tally; and

•	on June 18, they failed to allow questions to be asked on the earnings call. They were informed of this immediately but have done nothing to rectify this.

Mr. Snyder and our incumbent Board personally pat ASUR on the back for upholding “the highest corporate governance standards” in ASUR’s June 18 press release.  However, shareholders should note:
1.	the board elected non-independent Nancy Harris to replace resigning independent director Kathleen Cote
2.	Mr. Snyder resigned as CEO but remained executive chairman
3.	ASUR refused to provide transparency regarding important company information which shareholders requested
4.	the incumbent Board has allowed the payment of consulting fees to a director without shareholder approval and without detailed disclosure (other than the amounts paid)
5.	ASUR refused to respond to shareholders inability to ask questions on an earnings call despite being informed of this immediately and repeatedly, let alone correcting this and opening a new call.

It appears ASUR does not want shareholders asking them tough questions.

WHAT RED OAK WANTS

Red Oak believes that the Company has value and that a Board comprised of our slate of vested, experienced Directors is more capable of creating shareholder value.  We also believe costs need to be adjusted now, and not when another $10 million has been burned through wasteful spending.  The first step in this is to NOT re-appoint Ernst & Young as ASUR’s independent auditors because we believe ASUR has paid more than it should have already in audit fees and that accepting them as auditors supports the types of spending decisions which have contributed to ASUR’s 90% price decline since ASUR’s Chairman Richard Snyder first “added value” by joining the Board.

Red Oak met and spoke with certain members of senior management and the Board of the Company several times during 2009. During those discussions we made recommendations on ways for ASUR to enhance shareholder value.  Red Oak would hold only two board seats if its slate is elected and could not control the board, but would recommend to the Board a review of:

•	all company expenses and costs across all employees, by location and product (Netsimplicity vs. iEmployee)

•	all costs not related directly to Netsimplicity and iEmployee products, i.e. public costs

•	all legal liability related to the $3million liability and suit ASUR has disclosed

•	the $5 million lease obligation and structure for ASUR’s 50% equity ownership in the building

•	ability to use tax loss carryforwards per rule 382 IRS calculation

•	all costs related to legal providers

•	all costs related to ASUR’s audit

•	all costs related to added employee benefits, inclusive of Cooper Clinic costs, etc

•	all severance and change of control packages and liabilities

•	the D&O policy for purposes of drastically reducing it

•	all consulting fees and agreements related to insiders or board members

•	consideration to implement a reverse split to regain NASDAQ compliance

•	consideration to implement a share repurchase program of $5 million

Red Oak previously expressed these goals in its opposition to the go-private scheme and would expect this review to produce material reductions in headcount, compensation, insurance  costs, and provider costs, and has expressed all of this directly to ASUR’s management without response from them.

BACKGROUND OF THIS SOLICITATION

 On April 17, 2009, Red Oak sent a letter to one of the Company’s directors expressing concern about the Company’s proposal to end its public reporting status and what Red Oak viewed as excessive costs, and stating an intent to nominate a slate of directors at the next annual meeting, and asked this director to discuss the letter with the other directors.  On April 22, Mr. Snyder telephoned Red Oak and an informal meeting was arranged for April 27 in Dallas.  Only two of ASUR’s directors attended and both ASUR’s CEO and CFO showed up at least one hour late.  At the April 27 meeting, Red Oak asked questions about the Company’s expenditures, questioned the level of spending on items such as audit and legal fees, and questioned the proposed savings from the proposal to “go private.”  The April 27 meeting was attended by three other holders of company stock, but those holders were not asked to join Red Oak in this solicitation.

All three proposals related to the “going private plan” were rejected by shareholders.  The information available to Red Oak indicates the negative vote was at least 52%.  On June 1st the Company canceled its Special Meeting set for June 2, 2009 and announced that it would hold its Annual Meeting on July 30.  From June 3 to June 13, Mr. Sandberg, with help from nominee James Gladney, tried without success to set up a meeting with the incumbent board.

On June 18, ASUR held its earnings call.  No questions were asked on the call.  On June 19, Mr. Sandberg asked why shareholders were not allowed to ask questions on the June 18 earnings call and informed ASUR that Red Oak knew of at least six individuals who tried and were unable to ask questions (only one of which was affiliated with Red Oak).  Finally, on June 22 Mr Sandberg wrote an email to ASUR director Lou Mazzuchelli asking why shareholders had not been permitted to ask questions on the June 18 call.  No one at ASUR responded to this communication.

Lawsuit Filed by ASUR

After Red Oak made public its attempts to obtain information, ASUR issued a press release on June 30 attacking Red Oak and alleging an attempt to take over ASUR was in progress.  On July 1 ASUR announced it had filed litigation in federal court in Austin, Texas accusing Red Oak and others of securities law violations.  In this lawsuit, ASUR claims Red Oak and others have “conspired . . . to thwart Forgent’s efforts to go private; to effect a hostile takeover of Forgent; to replace Forgent’s Board of Directors (the “Board”) and to liquidate all of Forgent’s assets for their own immediate short-term gain.”  ASUR claims that the other members of this “conspiracy” are James Gladney, Robert Graham, Antoine Tristani, Pat Goepel, Fenil Shah, Sarla Software LLC, Chimanlal Shah, Falguni Shah, Ruchir Shah, Snehal Shah, Vibha Shah and Ushma Shah.  Red Oak denies that such parties constitute a “group” with it under federal securities laws and denies any “conspiracy” or scheme to liquidate the ASUR assets, noting that when ASUR first suggested such a goal on Red Oak’s part, Red Oak denied it, as even ASUR’s complaint admits.  ASUR also alleges that Red Oak and others constitute a “group” because others made comments similar to those expressed by Red Oak in opposition to ASUR’s go-private scheme and because Mr. Gladney assisted in contacting ASUR’s director Lou Mazzuchelli.  Red Oak has made its own decisions and not coordinated them with the others ASUR is attacking.  Red Oak finds its unremarkable that elements of Red Oak’s public statements in press releases were repeated by others, if in fact they were because Red Oak believes many other shareholders agree with those opinions.  In fact, Red Oak did not even advise all of its nominees who the other nominees were before it announced its slate, and has no commitments from or understandings with its nominees about how they will vote if elected.  Red Oak regards the expenses of this litigation as another indication of how far the incumbent board will go in using shareholders’ money to entrench itself in office.  Red Oak also notes that in the complaint, ASUR reported its cash as just over $8 million, reflecting a dramatic drop in its reported cash from just 2 months prior.  Red Oak believes ASUR did not want to disclose this drop in response to Red Oak’s letter request because this decline reflects either increased operating losses, significant non-operating spends which shareholders were not informed about in ASUR’s June 18 earnings call (such as on the proxy contest), or both.  Red Oak denies that it has violated securities laws, and points out that if its entire slate of nominees is elected, it will hold only two board seats, because its nominees are independent of Red Oak.  Red Oak will defend ASUR’s lawsuit, which we regard as an attempt to silence criticism of the Board, vigorously.

PARTICIPANTS

The following may be deemed, under SEC rules, to be participants in this solicitation of proxies from the Company's stockholders in connection with the upcoming election of the Company's Board of Directors: Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund LLP, Pinnacle Partners LLC, Bear Market Opportunity Fund, L.P. and David Sandberg and each of the Red Oak nominees.  The business addresses and ownership of Company securities with respect to each of the participants is provided in Exhibit A hereto.  Transactions in Company securities by the participants are described on Exhibit B hereto.  Other than as set forth in this Proxy Statement, including the exhibits hereto, none of the participants have any substantial interest, direct or indirect, in the matters to be voted on at the Annual Meeting.

Although Red Oak asked Mr. Gladney and Mr. Fenil Shah to suggest nominees, Red Oak made its own decisions about whom to nominate and did not accept all the recommendations made.  Accordingly, Red Oak does not regard Mr. Shah or Mr. Gladney as a participant in its solicitation.  Although Red Oak considers its nominees to be participants because they have agreed to be nominated, Red Oak points out that no nominee has, as yet, agreed to vote for the other nominees and Red Oak did not seek or obtain the comments of any nominee, or any other party named in ASUR’s lawsuit, on any portion of these proxy materials except each nominee’s personal information.

VOTING INFORMATION AND PROCEDURES

Who Can Vote at the Annual Meeting

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is July 10, 2009 (the “Record Date”). Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $0.01 par value per share (the “Common Stock”), held on the Record Date. The Company stated [in its proxy statement] [on April 19] that it had [________] shares of Common Stock issued and outstanding as of the Record Date. [Update]

How to Vote

You may vote by mail, telephone or Internet.

You may vote by mail by signing your BLUE proxy card and returning it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.  If you sign and return a BLUE proxy card but do not make any specific choices, your shares will be voted FOR the election of the Red Oak nominees and AGAINST the ratification of Ernst & Young as auditors.  You may also vote by telephone or Internet by following the instructions on your BLUE proxy card.

You may vote in person at the meeting.

We will ask the Company to pass out written ballots to anyone who wants to vote at the meeting.  If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting. Holding shares in “street name” means your shares of stock are held in an account by your stockbroker, bank, or other nominee, and the stock certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual Meeting, you must notify your broker, bank, or other nominee and obtain the proper documentation to vote your shares at the Annual Meeting.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return our proxy card on your behalf indicating a vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young as ASUR’s independent auditor in Proposal 2. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded to vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young as ASUR’s independent auditor in Proposal 2. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but you instead receive our proxy card, you should mark the proxy card to indicate a vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young as ASUR’s independent auditor in Proposal 2, date it and sign it, and return it in the provided envelope.

Revocability of Proxies

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of the Company a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Holders who used Internet or telephone voting procedures can follow the revocation procedures specified on the Internet voting site or via the telephone voting program.  Holders whose shares are held through a broker in “street name” can instruct the broker to change or revoke any instructions previously given for voting their shares.  Holders who wish assistance in contacting the Company or their broker can contact MacKenzie Partners, Inc. (“MacKenzie Partners”) at (800) 322-2885 (toll free) or (212) 929-5500 (collect).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

Quorum Requirement

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote as of the Record Date at the Annual Meeting must be present to constitute a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting or withhold your votes. Broker non-votes also will be counted for purposes for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Required Vote

With respect to Proposal 1 and assuming a quorum is present, the six nominees, whether nominated by management or Red Oak, receiving the highest number of votes will be elected as directors. Stockholders do not have the right to cumulate votes and must either vote in favor or withhold voting for nominees. Broker non-votes will have no effect on the outcome of Proposal 1.

With respect to Proposal 2 and assuming a quorum is present, ratification of ASUR’s appointment of Ernst & Young LLP as the Company’s independent auditors requires approval by a majority of votes present in person or by proxy at the Annual Meeting. Abstentions may be specified and will count as a vote against Proposal 2. Broker non-votes will be not be deemed to count either for or against Proposal 2.

Appraisal Rights

The Company’s stockholders have no appraisal rights under Delaware General Corporation Law in connection with the Annual Meeting.

Solicitation

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by Red Oak.  In addition to the use of the mails, proxies may be solicited by Red Oak Partners, LLC, other Participants and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.  Red Oak has also retained MacKenzie Partners as information agent.

Red Oak estimates that its total expenditures relating to the solicitation of proxies will be approximately $[______] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $[______].

Red Oak currently intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation and will consider seeking reimbursement for its expenses in opposing the go-private proposals.

ADDITIONAL INFORMATION ABOUT PARTICIPANTS

None of Red Oak’s nominees is employed by the Company. All of Red Oak’s nominees are citizens of the United States.  All the Red Oak nominees satisfy the independence requirements of Item 407 of Regulation S-K and all but Mr. Vogel meet the Item 407 criteria for serving as an audit committee financial expert either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements of public companies.

None of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak or any of its nominees within the past five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws.

Except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees or, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.

Except as set forth in this proxy statement or in the annexes hereto, none of the Red Oak nominees, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the Red Oak nominees is, or during the Company’s last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

Except as set forth in this proxy statement, none of the corporations or organizations in which the Red Oak nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Red Oak nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

We have no reason to believe that any of the Red Oak nominees will be disqualified or unwilling or unable to serve if elected. Red Oak reserves the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Red Oak nominees. In addition, if any additional directorships are to be voted upon at the Annual Meeting, Red Oak reserves the right to nominate additional persons to fill the added positions. In such case, shares represented by proxies given to us will be voted for any substitute or additional nominees of Red Oak.

Section 16(a) Beneficial Ownership Reporting Compliance

No Red Oak nominee has failed to file any reports related to ASUR that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

In reliance upon Rule 14a-5(c) of the Securities Exchange Act of 1934, reference is made to the Company's [Preliminary Proxy Statement dated July 2, 2009,] which can be found in the Company’s public filings with the SEC.  Stockholders may read this filing for a full description of management's director nominees, the securities ownership of the Board members in the Company, and additional information about the Company's officers and directors, including compensation information.  Also included in the Company's proxy statement is the date by which shareholder proposals intended to be submitted at the Company's 2010 annual meeting must be received by the Company for inclusion in the Company's proxy statement and form of proxy for that meeting and information regarding the various committees of the Company’s Board and other corporate governance matters.

Where You Can Find More Information

The Company files annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information the Company files with the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov by selecting “Search” at the top right and then typing “forgent” into the box asking for the Company Name.

OTHER MATTERS

As of the date of this proxy statement, we are not aware of any other matter that will be presented for consideration at the Annual Meeting.  However, we do not set the agenda, and the Company may submit additional matters.

Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a BLUE proxy card today.

REMEMBER . . . ONLY YOUR LATEST DATED PROXY COUNTS.

LET’S MAKE THE STOCKHOLDERS A PRIORITY AT ASUR.

SUPPORT OUR EFFORTS TO ENHANCE SHAREHOLDER VALUE.

VOTE THE BLUE PROXY CARD TODAY!

YOUR VOTE IS IMPORTANT-PLEASE CALL IF YOU HAVE QUESTIONS

We have retained MacKenzie Partners to act as information agent in connection with this proxy solicitation.  If you have any questions or require any assistance, including regarding online access to Red Oak’s proxy materials, please contact MacKenzie Partners, at the following address and telephone number:

If you have any questions, require assistance in voting your shares, or need additional copies of the Red Oak’s proxy materials, please call MacKenzie Partners at the phone numbers or email address listed below.

 105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
Or
TOLL-FREE (800)322-2885

Shareholders may also obtain copies of Red Oak’s proxy materials at
[www.ourmaterials.com/pinnaclefund]

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE THE ACCOMPANYING BLUE PROXY CARD AFTER INDICATING A VOTE FOR OUR NOMINEES IN PROPOSAL 1 AND AGAINST RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS ASUR’S INDEPENDENT AUDITOR IN PROPOSAL AND PROMPTLY RETURN USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

EXHIBIT A

INFORMATION ABOUT THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

NAME AND ADDRESS(1)	NUMBER OF SHARES DIRECTLY OWNED	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENT OF CLASS BENEFICIALLY OWNED(2)
Red Oak Partners, LLC	0	3,172,467	10.20%

Red Oak Fund, LP	1,100,810	1,100,810	3.54%

Pinnacle Partners, LLC	0	1,544,997	4.97%

Pinnacle Fund, LLLP	1,544,997	1,544,997	4.97%

Bear Market Opportunity Fund, LP 112 East Pecan Street, Suite 806 San Antonio, TX 78205	526,669	526,669	1.69%
Pat Goepel 16 Abbottswood Drive Sudbury, Massachusetts 01776
Robert (Bob) Graham 400 Panamint Road Reno, Nevada 89521
David Sandberg 654 Broadway, Suite 5 New York, New York 10012
Adrian Pertierra 654 Broadway, Suite 5 New York, New York 10012
Jeffrey Vogel 319 Blackstone Blvd. Providence, Rhode Island 02906

(1)                 * The business address for each Red Oak participant is:

645 Broadway, Suite 5, New York, New York  10012

(2)            Based on number of shares reported by ASUR on [April 19, 2009].

(2)

EXHIBIT B

TRANSACTIONS WITHIN THE PAST TWO YEARS BY THE PARTICIPANTS
IN THIS SOLICITATION OF PROXIES

Red Oak and its Affiliates have made the following purchases and sales of the Company’s securities in the past two years:

Date	Price	# of Shares Bought/(Sold)	Purchaser
10/28/2008	0.173	32,300.00	Pinnacle
10/29/2008	0.180	19,291.00	Red Oak
10/30/2008	0.180	3,044.00	Red Oak
10/31/2008	0.180	51,600.00	Pinnacle
10/31/2008	0.180	51,600.00	Red Oak
11/3/2008	0.200	12,000.00	Pinnacle
11/5/2008	0.240	14,000.00	Pinnacle
11/5/2008	0.240	14,000.00	Red Oak
11/6/2008	0.220	8,050.00	Pinnacle
11/6/2008	0.220	8,050.00	Red Oak
11/7/2008	0.200	21,900.00	Pinnacle
11/7/2008	0.200	21,900.00	Red Oak
11/10/2008	0.210	30,000.00	Pinnacle
11/10/2008	0.210	30,000.00	Red Oak
11/11/2008	0.210	27,500.00	Pinnacle
11/11/2008	0.210	27,500.00	Red Oak
11/12/2008	0.210	9,051.00	Pinnacle
11/12/2008	0.210	9,049.00	Red Oak
11/13/2008	0.200	32,493.00	Pinnacle
11/13/2008	0.200	16,000.00	Red Oak
11/14/2008	0.229	5,200.00	Red Oak
11/17/2008	0.200	100	Pinnacle
11/18/2008	0.227	38,254.00	Pinnacle
11/18/2008	0.227	38,256.00	Red Oak
11/19/2008	0.205	5,500.00	Pinnacle
11/19/2008	0.205	5,500.00	Red Oak
11/20/2008	0.205	20,791.00	Pinnacle
11/20/2008	0.205	40,000.00	Red Oak
11/21/2008	0.214	10,338.00	Pinnacle
11/21/2008	0.214	10,339.00	Red Oak
11/24/2008	0.200	800	Pinnacle
12/2/2008	0.200	5,000.00	Red Oak
12/3/2008	0.197	10,002.00	Pinnacle
12/3/2008	0.197	10,002.00	Red Oak
12/4/2008	0.189	18,774.00	Pinnacle
12/4/2008	0.189	18,774.00	Red Oak
12/5/2008	0.205	4,950.00	Pinnacle
12/5/2008	0.205	4,950.00	Red Oak
12/12/2008	0.216	12,710.00	Pinnacle
12/12/2008	0.216	12,710.00	Red Oak
12/15/2008	0.206	18,524.00	Pinnacle
12/15/2008	0.206	18,525.00	Red Oak
12/17/2008	0.210	35,100.00	Pinnacle
12/17/2008	0.210	35,100.00	Red Oak
12/18/2008	0.210	7,900.00	Pinnacle
12/18/2008	0.210	7,900.00	Red Oak
12/19/2008	0.210	15,600.00	Pinnacle
12/19/2008	0.210	15,600.00	Red Oak
12/22/2008	0.203	4,300.00	Pinnacle
12/22/2008	0.203	4,300.00	Red Oak
12/23/2008	0.203	16,700.00	Pinnacle
12/23/2008	0.203	16,700.00	Red Oak
12/26/2008	0.188	25,650.00	Pinnacle
12/26/2008	0.188	25,650.00	Red Oak
12/29/2008	0.167	67,900.00	Pinnacle
12/29/2008	0.167	67,900.00	Red Oak
12/30/2008	0.162	31,569.00	Pinnacle
12/30/2008	0.162	31,569.00	Red Oak
12/31/2008	0.174	7,000.00	Pinnacle
12/31/2008	0.174	7,000.00	Red Oak
2/2/2009	0.200	175,997.00	Pinnacle
2/2/2009	0.200	143,998.00	Red Oak
2/3/2009	0.190	45,533.00	Red Oak
2/9/2009	0.165	400	Bear
2/10/2009	0.170	1,777.00	Bear
2/11/2009	0.170	285,300.00	Bear
2/12/2009	0.180	23,609.00	Bear
2/19/2009	0.154	80,178.00	Bear
2/27/2009	0.141	114,405.00	Pinnacle
2/27/2009	0.141	114,405.00	Bear
3/2/2009	0.140	700	Bear
3/3/2009	0.135	8,450.00	Pinnacle
3/3/2009	0.135	8,450.00	Bear
3/4/2009	0.138	4,600.00	Pinnacle
3/5/2009	0.135	11,850.00	Pinnacle
3/5/2009	0.135	11,850.00	Bear
3/6/2009	0.139	12,500.00	Pinnacle
3/6/2009	0.139	12,500.00	Red Oak
3/9/2009	0.130	2,300.00	Pinnacle
3/10/2009	0.130	5,144.00	Red Oak
3/11/2009	0.140	1,900.00	Pinnacle
3/16/2009	0.115	23,592.00	Pinnacle
3/16/2009	0.115	23,593.00	Red Oak
5/19/2009	0.180	10,031.00	Pinnacle
5/20/2009	0.180	40,248.00	Pinnacle
5/21/2009	0.180	16,000.00	Pinnacle
6/3/2009	0.180	32,900.00	Pinnacle
6/4/2009	0.180	39,200.00	Red Oak
6/9/2009	0.198	4,965.00	Pinnacle
6/10/2009	0.199	6,856.00	Pinnacle
6/11/2009	0.200	2,000.00	Pinnacle
6/12/2009	0.230	300	Pinnacle
6/15/2009	0.221	5,965.00	Pinnacle
6/16/2009	0.229	112,200.00	Pinnacle
6/17/2009	0.230	108,700.00	Pinnacle
6/18/2009	0.239	215,572.00	Pinnacle
6/18/2009	0.239	215,572.00	Red Oak
6/19/2009	0.235	7,900.00	Pinnacle
6/19/2009	0.235	7,900.00	Red Oak
6/22/2009	0.248	12,217.00	Pinnacle
6/22/2009	0.248	12,217.00	Red Oak
6/23/2009	0.250	2,683.00	Pinnacle
6/23/2009	0.250	2,683.00	Red Oak
6/26/2009	0.250	11,060.00	Pinnacle
6/26/2009	0.250	11,061.00	Red Oak
6/29/2009	0.260	8,450.00	Pinnacle

[Red Oak has requested transaction information from its nominees and will file such information as an amendment to this Exhibit]

EXHIBIT C

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of ASUR’s Common Stock by each person or group known to own more than five percent of the outstanding shares of ASUR’s Common Stock, each of the Company’s executive officers named in the Summary Compensation Table of ASUR’s proxy statement, each of the Company’s directors, and all of its directors and executive officers as a group. [consider incorporating from Company proxy?]

The information for the five percent owners is derived from ASUR’s Schedule 14A filed on [____________], 2009, and Schedules 13G and 13D filed with the SEC.

	Shares of Common Stock Beneficially Owned and Percentage of Outstanding Shares as of 06/29/09
Name	Number	Percent

Fenil Shah Group	2,111,864	6.8%	(1)
Red Oak Partners, LLC	3,172,476	10.2%	(2)

(1) percentages based on the 31,111,278 shares of Common Stock reported to be outstanding by the Issuer as of March 11, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 filed with the Securities and Exchange Commission on March 13, 2009.

(2) percentage based on 31,114,915 shares of common stock of Forgent Networks, Inc. outstanding at June 12, 2009, as reported in Forgent Networks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 filed with the Securities and Exchange Commission on June 15, 2009.

PRELIMINARY COPY—SUBJECT TO COMPLETION

PROXY

THIS PROXY IS SOLICITED BY RED OAK/PINNACLE, (“RED OAK”) AND NOT
BY THE BOARD OF DIRECTORS OF FORGENT NETWORKS, INC.

ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL 2008

The undersigned stockholder of Forgent Networks, Inc. hereby appoints [__________] and [________], and each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, par value $0.01, of Forgent Networks, Inc. (the “Company”), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on July 30, 2009, or any adjournment(s) or postponement(s) thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

If properly executed, this proxy will be voted as directed on the reverse side.  If no direction is given, this proxy will be voted FOR the Red Oak nominees and AGAINST Proposal 2, the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending July 31, 2009, and in the discretion of the proxies as to any other matter which may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE AND RETURN THIS [BLUE] PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE

You may also vote your shares electronically through the Internet or by telephone up until 11:59 P.M. Central Standard Time the day before the Annual Meeting date. If you choose to vote through the Internet or by telephone, there is no need to return the enclosed [Blue] proxy card.

To Vote by Internet

•	Log on to the Internet and go to the web site [http://www.______________]

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Have the enclosed [Blue] proxy card on hand when you access the web site and you will be prompted to enter your 12-digit Control Number, which is located below, to obtain your records and to create an electronic voting instruction form.

To Vote by Telephone

•	Use any touch-tone telephone to dial [1-8__-____-______].

•
Have the enclosed [Blue] proxy card on hand when you call, and you will be prompted to enter your 12-digit Control Number, which is located below, to vote.  Follow the instructions that the Vote Voice provides you.

WE URGE YOU TO VOTE FOR OUR DIRECTORS AND AGAINST PROPOSAL 2.

Red Oak recommends a Vote FOR Proposal 1 and AGAINST Proposal 2.

1.	Proposal to elect the Red Oak Nominees to the Board of Directors

CORNELIUS (NEIL) FERRIS                                          ☐ FOR          ☐ WITHHOLD

BOB GRAHAM                                                                ☐ FOR          ☐ WITHHOLD

PAT GOEPEL                                                                    ☐ FOR          ☐ WITHHOLD

ADRIAN PERTIERRA                                                    ☐ FOR          ☐ WITHHOLD

DAVID SANDBERG                                                        ☐ FOR          ☐ WITHHOLD

JEFFREY VOGEL                                                              ☐ FOR          ☐ WITHHOLD

2.	The ratification of Ernst & Young LLP as Forgent Networks, Inc.’s independent registered public accounting firm for the fiscal year ending July 31, 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. The proxies are authorized to vote in their discretion upon such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Dated:                                           , 2009

Signature

Signature (if held jointly)

Name:

Title:

Please date this proxy, sign exactly as your name(s) appears hereon and return this proxy promptly using the enclosed envelope. Where stock is owned by more than one person, all owners should sign the proxy. When signing as attorney, executor, trustee or guardian, please give your full title. If there is more than one trustee, all should sign. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

WE URGE YOU TO VOTE FOR OUR DIRECTORS AND AGAINST PROPOSAL 2.